UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pinduoduo Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.000005 per share
(Title of Class of Securities)

722304102
(CUSIP Number)**

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares (the “ADSs”) of Pinduoduo Inc. (the “Issuer”), each representing four Class A ordinary shares, par value $0.000005 per share (the “Class A Ordinary Shares”). No CUSIP has been assigned to the Class A Ordinary Shares.

CUSIP No. 722304102	Page 1 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 792,622,428[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 792,622,428
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,622,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of Class A Ordinary Shares and 16.5% of total outstanding Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

_______________
1 Includes (i) 752,759,908 Class A Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited (including 6,155,740 Class A Ordinary Shares acquired by Tencent Mobility Limited from the Issuer pursuant to the Share Subscription Agreement dated March 30, 2020 between Tencent Mobility Limited and the Issuer (the “March 2020 Subscription Agreement”), as part of a private placement of newly issued Class A Ordinary Shares of the Issuer (the “Private Placement”) disclosed in the Issuer’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2020), (ii) 12,081,240 Class A Ordinary Shares held by TPP Follow-on I Holding G Limited, an entity controlled by Tencent Holdings Limited, and (iii) 27,781,280 Class A Ordinary Shares held by Chinese Rose Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited.

2 Calculation is based on (i) 2,580,030,988 Class A Ordinary Shares outstanding as of March 30, 2020, as disclosed by the Issuer in the March 2020 Subscription Agreement, (ii) 2,074,447,700 Class B ordinary shares, par value US$0.000005 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), outstanding as of March 30, 2020, as disclosed in the March 2020 Subscription Agreement, and (iii) Class A Ordinary Shares issued in the Private Placement representing in the aggregate approximately 2.8% of the total outstanding Ordinary Shares, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on March 31, 2020. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, when voting together as one class on all matters subject to shareholder vote at general meetings of the Issuer. Based on the foregoing, the 792,622,428 Class A Ordinary Shares beneficially owned by Tencent Holdings Limited represent approximately 29.2% of the total outstanding Class A Ordinary Shares, approximately 16.5% of the total outstanding Ordinary Shares and approximately 3.4% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 722304102	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 752,759,908[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 752,759,908
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,759,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% of Class A Ordinary Shares and 15.7% of total outstanding Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

_______________
1 Includes (i) 746,604,168 Class A Ordinary Shares held by Tencent Mobility Limited prior to the Private Placement and (ii) 6,155,740 Class A Ordinary Shares acquired by Tencent Mobility Limited from the Issuer pursuant to the March 2020 Subscription Agreement as part of the Private Placement.

2 Calculation is based on (i) 2,580,030,988 Class A Ordinary Shares outstanding as of March 30, 2020, as disclosed by the Issuer in the March 2020 Subscription Agreement, (ii) 2,074,447,700 Class B Ordinary Shares outstanding as of March 30, 2020, as disclosed in the March 2020 Subscription Agreement, and (iii) Class A Ordinary Shares issued in the Private Placement representing in the aggregate approximately 2.8% of the total outstanding Ordinary Shares, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on March 31, 2020. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, when voting together as one class on all matters subject to shareholder vote at general meetings of the Issuer. Based on the foregoing, the 752,759,908 Class A Ordinary Shares beneficially owned by Tencent Mobility Limited represent approximately 27.7% of the total outstanding Class A Ordinary Shares, approximately 15.7% of the total outstanding Ordinary Shares and approximately 3.2% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 722304102	Page 3 of 8 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on February 22, 2019 (the “Original Schedule 13D” and as amended by this Amendment, the “Statement”), by Tencent Holdings Limited, a Cayman Islands company, and Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings Limited. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

Items 2(a), (c) and (f) are hereby amended and restated by replacing them in their entirety with the following:

(a), (c) and (f): This Statement is being filed jointly by:

(i)   Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and

(ii)   Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings (“Tencent Mobility” and together with Tencent Holdings, the “Reporting Persons”). Each of the Reporting Persons is a party to a joint filing agreement dated as of August 6, 2018, a copy of which is attached to this Statement as Exhibit 1.

Tencent Holdings is a holding company. Tencent Holdings and its subsidiaries are principally engaged in the provision of value-added services, fintech and business services, and online advertising services. Tencent Mobility is a direct wholly-owned subsidiary of Tencent Holdings and is principally engaged in the activities of development and operation of entertainment applications, provision of promotion activities for WeChat, and investment holding.

Attached to this Statement as Appendix A, and incorporated by reference in this Item 2, is information concerning each of the executive officers and directors of Tencent Holdings and Tencent Mobility, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by inserting the following at the end of Item 3:

On March 30, 2020, Tencent Mobility entered into a Share Subscription Agreement with the Issuer (the “March 2020 Subscription Agreement”), pursuant to which the Issuer agreed to issue and sell, and Tencent Mobility agreed to purchase, 6,155,740 Class A Ordinary Shares for an aggregate purchase price of approximately US$50 million payable in cash. The March 2020 Subscription Agreement was entered into as part of a private placement of newly issued Class A Ordinary Shares (the “Private Placement”) disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on March 31, 2020.

Tencent Mobility used working capital funds from Tencent Holdings to pay the cash consideration of the acquisition.

The foregoing description of the March 2020 Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the March 2020 Subscription Agreement. A copy of the March 2020 Subscription Agreement is filed as Exhibit 4 to this Statement and is incorporated by reference in this Item 3.

CUSIP No. 722304102	Page 4 of 8 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated by replacing them in their entirety with the following:

(a) and (b): As of the date of this Statement, Tencent Mobility beneficially owns 752,759,908 Class A Ordinary Shares, which represent approximately 27.7% of the total outstanding Class A Ordinary Shares, approximately 15.7% of the total outstanding Ordinary Shares and approximately 3.2% of the aggregate voting power of the total outstanding Ordinary Shares.

Tencent Holdings may be deemed to beneficially own 792,622,428 Class A Ordinary Shares that are held by its wholly-owned subsidiaries, Tencent Mobility (752,759,908 shares) and Chinese Rose (27,781,280 shares), and an entity it controls, TPP (12,081,240 shares). Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them. The 792,622,428 Class A Ordinary Shares beneficially owned by Tencent Holdings represent approximately 29.2% of the total outstanding Class A Ordinary Shares, approximately 16.5% of the total outstanding Ordinary Shares and approximately 3.4% of the aggregate voting power of the total outstanding Ordinary Shares.

The above calculation is based on (i) 2,580,030,988 Class A Ordinary Shares outstanding as of March 30, 2020, as disclosed by the Issuer in the March 2020 Subscription Agreement, (ii) 2,074,447,700 Class B Ordinary Shares outstanding as of March 30, 2020, as disclosed by the Issuer in the March 2020 Subscription Agreement, and (iii) Class A Ordinary Shares issued in the Private Placement representing in the aggregate approximately 2.8% of the total outstanding Ordinary Shares, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on March 31, 2020. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters subject to shareholder vote at general meetings of the Issuer.

Except as set forth in Items 5(a) and (b) above, none of the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement beneficially owns any Ordinary Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than the transactions contemplated by the March 2020 Subscription Agreement as described elsewhere in this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement during the past 60 days.

The information set forth in Item 3 above is also incorporated in this Item 5(c) by reference.

CUSIP No. 722304102	Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following at the end of Item 6:

March 2020 Subscription Agreement

On March 30, 2020, Tencent Mobility and the Issuer entered into the March 2020 Subscription Agreement, pursuant to which the Issuer agreed to issue and sell, and Tencent Mobility agreed to purchase, 6,155,740 Class A Ordinary Shares for an aggregate purchase price of approximately US$50 million payable in cash.

The March 2020 Subscription Agreement contains customary representations, warranties, covenants and indemnities from each of Tencent Mobility and the Issuer for a transaction of this nature.

The foregoing description of the March 2020 Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the March 2020 Subscription Agreement. A copy of the March 2020 Subscription Agreement is filed as Exhibit 4 to this Statement and is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit 4: Share Subscription Agreement, dated as of March 30, 2020, by and between the Issuer and Tencent Mobility.

CUSIP No. 722304102	Page 6 of 8 Pages

Appendix A

Directors and Executive Officers of Tencent Holdings

The names of the directors and the names and titles of the executive officers of Tencent Holdings and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

CUSIP No. 722304102	Page 7 of 8 Pages

Directors and Executive Officers of Tencent Mobility

The names of the directors and the names and titles of the executive officers of Tencent Mobility and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

CUSIP No. 722304102	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2020

Tencent Holdings Limited

By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

Tencent Mobility Limited

By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory